Filed by El Sitio, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                        Subject Company: El Sitio, Inc.
                         Commission File No. 34-28367

EL SITIO PREVIOUSLY FILED THESE MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A FORM 6-K REPORT, DATED MARCH 15, 2001. El Sitio intends to file with the Securities and Exchange Commission a definitive prospectus/proxy statement on Form F-4 at a date subsequent hereto. Investors and security holders are urged to read the Form F-4 and any other documents that El Sitio may file with the Commission when they become available because they would contain important information. Investors and security holders would be able to obtain a free copy of such documents, when they become available, at the Commission's web site at www.sec.gov. Any such documents could also be obtained for free from El Sitio, Inc., Avenida Ingeniero Huergo 1167,
C1107AOL Buenos Aires, Argentina.

FOR IMMEDIATE RELEASE

    EL SITIO ANNOUNCES CHANGES IN CORPORATE ORGANIZATION IN PREPARATION FOR
                      PENDING MERGER WITH IBERO AMERICAN
                                MEDIA PARTNERS


Buenos Aires, February 2, 2001. El Sitio Inc. (Nasdaq: LCTO), a leading Internet media company targeting Spanish and Portuguese speakers in Latin America and the United States, today announced it will implement organizational changes as the company moves towards completing its previously announced merger with Ibero American Media Partners (IAMP), a joint venture between the Cisneros Group of Companies and Hicks, Muse, Tate & Furst Inc., a transaction which will result in the creation of Claxson Interactive Group.

The organizational changes will result in a reduction in El Sitio's total personnel of approximately 25%, based on headcount levels at year-end 2000. These personnel actions are designed to eliminate anticipated overlaps, particularly in the areas of marketing and advertising, sales, corporate and administration, as the Internet businesses of El Sitio are being positioned for the merger with the broadcast radio and TV and pay TV operations of IAMP. El Sitio will assist affected employees with outplacement and provide medical coverage for an extended period beyond that required by law.

"A key aspect of our strategy as we move forward is to identify operating synergies of combining multiple media platforms," commented Leandro Anon, chief operating officer of El Sitio. "Prior to the completion of the merger, it is necessary to implement strategic adjustments in all areas of the company, aiming to be both flexible and operationally efficient as the company pursues its goal of being a leader in the convergence of media in
Iberoamerica.   These personnel-related moves and other headcount reductions in the fourth quarter of 2000, which we estimate should produce annual cost savings of approximately $8-$9 million, will better position us to become a profitable contributor to Claxson in the future."

About El Sitio

El Sitio, Inc. (Nasdaq: LCTO) is a leading Internet media company providing original country-specific and global interactive content and community-building features, e-commerce and connectivity to Spanish and Portuguese speakers. El Sitio is designed as an Internet media destination network (www.elsitio.com) that consists of country Web sites for Argentina, Brazil, Chile, Colombia, Mexico, the United States, Uruguay and Venezuela. Founded in 1997, El Sitio has teams of local professionals in each of its country offices throughout the Americas. El Sitio's common shares began trading on the Nasdaq National Market in December 1999.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address, among others, the following subjects: benefits of the announced personnel reductions; and ability of El Sitio to complete the Claxson transaction. The following risks and factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure to realize anticipated costs savings from the personnel reductions or improved overall results of operations; difficulties in hiring or retaining essential personnel in the future: and failure to complete the Claxson transaction because of a broad range of factors, such as any inability to obtain governmental or third party approvals or disputes with the other parties to such transaction. For a detailed discussion of these and other cautionary statements, please refer to El Sitio's periodic filings with the U.S. Securities Exchange Commission.

                                      ###


Contact:
Erich de la Fuente
Vice President
Corporate Communications
54-11-4339-3713

Brainerd Communicators
Jeff Majtyka/Jennifer Gery/Lenny Santiago
212-986-6667